TERYL RESOURCES CORP.

N E W S R E L E A S E

KINROSS GOLD/TERYL RESOURCES: PHASE I DRILL
RESULTS - FORT KNOX GIL PROJECT, ALASKA

Drilling Intersects 0.116 opt Gold Over Sixty Feet

For Immediate Release: September 2, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces drill results from the 2003 exploration program at the Gil Gold Project, Alaska, a joint venture with Kinross Gold Corporation. Drilling on Gil continues to produce excellent results including an intercept of 0.116 ounces of gold per ton over an interval of 60 feet from the Main zone, one of four gold targets on the property.

The goal of the 2003 exploration program is to define the limits of gold mineralization at the North Gil and the Main Gil Zones. The first phase US$830,000 exploration program consists of drilling approximately 60 holes for a total of 17,000 feet. Continued success in the first phase would initiate follow-up in-fill drilling at the Main Gil zone to upgrade the resource to reserve status.

The Gil Gold Project is located in the Fairbanks Mining District, Alaska, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton. Kinross’ intentions for Gil are to advance the project to a production decision.

Following are assays of results received to date. Further results from the first phase program will be published when available.

Hole	From (feet)	To (feet)	Interval (feet)	Gold (OPT)	Target
GVR03-287	105	130	25	0.033	North Gil
GVR03-288	190	200	10	0.035	North Gil
GVR03-289	165 335	225 350	60 15	0.026 0.043	North Gil
GVR03-290	120	155	35	0.028	North Gil
GVR03-291	90 275 280	100 325 285	10 50 5	0.036 0.042 0.242	Main/North Gil Intersection
GVR03-292	105 190	155 200	50 10	0.050 0.054	North Gil
GVR03-293	80 110 140 190 225	160 115 145 235 230	80 5 5 45 5	0.065 0.404 0.259 0.026 0.109	Main Gil
GVR03-294	180 225	190 230	10 5	0.038 0.146	North Gil
GVR03-295	85 250	110 260	25 10	0.100 0.053	Main Gil
GVR03-296	105	110	5	0.073	Main Gil

GVR03-299	35	65	30	0.038	M/NG Intersection
GVR03-300	25 25	60 35	35 10	0.364 1.207	North Gil
GVR03-301	155	170	15	0.032	North Gil
GVR03-302	45 340 375	50 345 410	5 5 35	0.094 0.520 0.033	North Gil
GVR03-303	50	95	45	0.042	Main Gil
GVR03-305	115	125	10	0.05	Main Gil
GVR03-306	15 110 115	50 130 120	35 20 5	0.028 0.081 0.252
GVR03-307	40	75	35	0.05	Main Gil
GVR03-308	60 100	120 110	60 10	0.045 0.109	Main Gil
GVR03-321	25 155 240 290	95 160 260 335	70 5 20 45	0.062 0.122 0.082 0.041	Main Gil
GVR03-322	110	125	15	0.088	Main Gil
GVR03-323	130 245	145 300	15 55	0.059 0.026	M/NG Intersection
GVR03-324	165 220	185 235	20 15	0.023 0.040	Main Gil
GVR03-325	25 195	35 215	10 20	0.042 0.041	North Gil
GVR03-326	25	40	15	0.020	Main Gil
GVR03-327	0	50	50	0.014	Main Gil
GVR03-328	0 20	40 40	40 20	0.024 0.037	Main Gil
GVR03-329	0	25	25	0.019	Main Gil
GVR03-330	25	40	15	0.025	Main Gil
GVR03-331	25 30	65 35	40 5	0.073 0.249	Main Gil
GVR03-333	85 145	95 185	10 40	0.045 0.039	Main Gil
GVR03-335					Main Gil
GVR03-349	50 135 195	75 210 205	25 75 10	0.046 0.030 0.101	Sourdough Ridge
GVR03-350	155	185	30	0.018	Sourdough Ridge
GVR03-353	5 10	65 40	60 30	0.116 0.202	Main Gil

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson President

Contact:       John Robertson
                       Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409 T   oll Free: 800-665-4616    www.terylresources.com